[Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.]

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 21, 2006

VIA EDGAR TRANSMISSION

Christian Sandoe
Securities and Exchange Commission
Division of Investment Management
100F Street, N.E.
Washington, D.C. 20549

Re:	PRIMECAP Odyssey Funds. (the “Trust” or “Registrant”)
Post-Effective Amendment (“PEA”) No. 4 for the Trust (“Registration Statement”) (File Nos. 333-117063; 811-21597)

Dear Mr. Sandoe:

On behalf of the Trust, this letter is written to respond to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received Wednesday, January 11, 2006, on the Registration Statements regarding the PRIMECAP Odyssey Stock Fund, PRIMECAP Odyssey Growth Fund, and PRIMECAP Odyssey Aggressive Growth Fund (the “Funds”). For your convenience in reviewing the Registrant’s responses, your comments and suggestions are summarized below. The Post-Effective Amendment No. 4 to the Trust’s Registration Statement accompanying this letter incorporates information in response to all of your comments and suggestions. In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate. For your convenience in reviewing the Registrants’ responses, your comments and suggestions are included in bold typeface immediately followed by the Registrants’ responses.

In connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

The Trust’s responses to your comments are as follows:

COMMENTS TO THE PROSPECTUS

Risk/Return Summary and Fund Expenses

Principal Investment Strategies

1.
The third sentence of each Fund’s Primary Investment Strategies indicates that the Funds may invest in stocks of foreign companies. If investment in foreign companies is a principal investment strategy, please add specific principal risk disclosures required for foreign securities. If not a principal investment strategy, please remove to the Statement of Additional Information.

Response 1: The Registrant has made the requested change by adding the following to each Fund’s Primary Investment Strategies section:

“Foreign securities risk, which is the chance that the value of foreign securities depend on the political and economic environments and other overall economic conditions in the countries where the Fund invests. Investing in foreign securities involves: country risk, which is the chance that domestic events - such as political upheaval, financial troubles, or natural disasters - will weaken a country’s securities markets; and currency risk, which is the chance that the value of a foreign investment, measured in U.S. dollars, will decrease because of unfavorable changes in currency exchange rates.”

Fund Management

The Advisor

2.	Please clarify whether the portfolio managers each manage a portion independently or jointly;

3.	Please identify how long the portfolio managers have been managing the portfolios. If it has been since inception, please indicate as such; and

4.	With respect to the PRIMECAP Odyssey Aggressive Growth Fund, please describe the roles of the individuals managing the Fund.

Responses 2, 3 and 4: The Registrant has made the requested change by revising the fifth paragraph thereof to read in full as follows:

“Each of these five portfolio managers independently manages a portion of the PRIMECAP Odyssey Stock Fund and the PRIMECAP Odyssey Growth Fund. Each of Messrs. Schow, Kolokotrones, Fried, and Mordecai independently manages a portion of the PRIMECAP Odyssey Aggressive Growth Fund. Each of these portfolio managers has managed their respective portions of the Funds since their inception. A small portion of each Fund’s assets may be managed by individuals in the Advisor’s research department.”

Shareholder Information

Frequent Trading

5.	With respect to the policies to deter frequent trading, please provide disclosure as to how these policies apply to purchases made through intermediaries.

Response 5: The Registrant has made the requested change by adding the following paragraph to such section:

“Shareholders seeking to engage in excessive trading practices may use a variety of strategies to avoid detection and, despite the efforts of the Funds to prevent excessive trading, there is no guarantee that the Funds or the Funds’ transfer agent will be able to identify such shareholders or curtail their trading practices. The ability of the Funds and their agents to detect and curtail excessive trading practices may also be limited by operational systems and technological limitations. In addition, the Funds receive purchase, exchange, and redemption orders through financial intermediaries and may not always know or reasonably detect excessive trading which may be facilitated by these intermediaries or by their use of omnibus account arrangements. However, the Distributor has received assurances from each financial intermediary which sells shares of the Funds that it has procedures in place to monitor for excessive trading. If the Transfer Agent finds what it believes may be market timing activity in an omnibus account with respect to the Funds, it will contact management of the Funds, who will review the activity and determine what action, if any, the Funds will take. Possible actions include contacting the financial intermediary and requesting assistance in identifying shareholders who may be engaging in market timing activity, and restricting or rejecting future purchase or exchange orders with respect to shareholders found to be engaging in such activity.”

6.
With respect to frequent trading, please include disclosure in this section regarding the Funds’ redemption fee. Additionally, describe the circumstances where the redemption fee will not be imposed. Finally, please state if the frequent trading policies apply uniformly to all shareholders.

Response 6: The Registrant has added the following sentences to such section:

(a) “The Fund imposes a redemption fee of 2% of the total redemption amount if a transaction is determined by the Advisor to be short-term trading (See “Redemption Fees” later in this Prospectus).”; and

(b) “The Fund’s policies with respect to frequent trading apply uniformly to all shareholders of the Fund.”

The “Redemption Fees” section now reads, in full:

“Each Fund may assess a redemption fee of 2.00% of the total redemption amount if you sell your shares after holding them for fewer than 60 days. The redemption fee is paid directly to the Fund and is designed to offset brokerage commissions, market impacts, and other costs associated with short-term trading of fund shares. For purposes of determining whether the redemption fee applies, the shares that were held the longest will be redeemed first. Although the Funds have a goal of applying this redemption fee to most such redemptions, the redemption fee will not apply in certain circumstances where it is not currently practicable for the Fund to impose the fee, such as redemptions of shares held in certain omnibus accounts or retirement plans that cannot implement the redemption fee or redemptions of small numbers of shares. Further, the Funds will not apply the redemption fee to certain types of redemptions that meet any of the following criteria:

•  Redemptions that do not indicate market timing strategies, such as redemptions of shares through portfolio rebalancing programs of institutional investment managers or systematic withdrawal plans;
•  redemptions requested within 30 days following the death or disability of the shareholder (or, if a trust, its beneficiary);
•  redemptions initiated by the Funds;
•  redemptions of shares purchased through reinvested dividends and capital gains distributions; or
•  redemptions of shares to pay fund or account fees.”

Minimum Account Size and Redemption of Small Accounts

7.
With respect to the second paragraph of this section, please indicate whether the Funds’ redemption fee will be applied to redemptions of small accounts. If the redemption fee will be applied, add disclosure to this section and a footnote to the Fees and Expenses table.

Response 7: The Registrant has made the requested change by revising the first three sentences of such section to read as follows, the third sentence being new:

“If your account balance falls below $500 because of redemptions, a Fund may notify you and, if your investment value remains below $500 for a continuous 60-day period, the Fund may redeem your shares. However, a Fund will not redeem shares based solely upon changes in the market that reduce the NAV of your shares. Under such circumstances, the Fund will not assess a redemption fee.”

Redemption Fees

8.	With regard to the second to last sentence of this section, please change the word “may” to “will” and provide an exhaustive list of types of redemptions that will not be charged a redemption fee.

Response 8: The Registrant has made the requested change by changing the word “may” to “will” and adding the following sentence:

“Further, the Funds will not apply the redemption fee to certain types of redemptions that meet any of the following criteria:

•  Redemptions that do not indicate market timing strategies, such as redemptions of shares through portfolio rebalancing programs of institutional investment managers or systematic withdrawal plans;
•  redemptions requested within 30 days following the death or disability of the shareholder (or, if a trust, its beneficiary);
•  redemptions initiated by the Funds;
•  redemptions of shares purchased through reinvested dividends and capital gains distributions; or
redemptions of shares to pay fund or account fees.”

Back Cover

9.	With respect to the SEC Public Reference Room phone number, please change to 202-551-8090.

Response 9: The Registrant has made the requested change.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Management

10.	With respect to the Trustees and Officer’s table, please indicate the Chairman of the Board of Trustees

Response 10: The Registrant has made the requested change.

11.	With respect to the Trustee Compensation table, please remove the footnote after the table regarding estimated fees.

Response 11: The Registrant has made the requested change.

12.	With respect to the Audit and Nominating Committees, please disclose the number of committee meeting in fiscal year 2005.

Response 12: The Registrant has made the requested change.

13.	With respect to the Trustee Ownership of Securities, please disclose the amounts owned as of October 31, 2005 within the table.

Response 13: The Registrant has made the requested change.

14.	With respect to the Portfolio Managers, please disclose any other accounts individually managed by the portfolio managers.

Response 14: The Registrant has revised such section by adding the following paragraphs:

Portfolio Managers

PRIMECAP Management Company has five portfolio managers who together have more than 150 years of investment experience. Each of these five individuals manages a portion of the PRIMECAP Odyssey Growth Fund and the PRIMECAP Odyssey Stock Fund.

Name	Years of Experience
Howard B. Schow	49
Mitchell J. Milias	41
Theo A. Kolokotrones	35
Joel P. Fried	21
Alfred W. Mordecai	8

Howard B. Schow, Mitchell J. Milias, Theo A. Kolokotrones, Joel P. Fried, and Alfred W. Mordecai jointly manage the PRIMECAP Odyssey Stock Fund and the PRIMECAP Odyssey Growth Fund. The PRIMECAP Odyssey Aggressive Growth Fund is jointly managed by Messrs. Schow, Kolokotrones, Fried, and Mordecai. As of October 31, 2005, the PRIMECAP Odyssey Stock Fund, the PRIMECAP Odyssey Growth Fund, and the PRIMECAP Odyssey Aggressive Growth Fund held net assets of $30,100,000, $46,600,000, and $22,800,000, respectively.

The tables below illustrate other accounts where each of the above-mentioned five portfolio managers has significant day-to-day management responsibilities as of October 31, 2005:

Howard B. Schow

Category of Account	Total Number of Accounts Managed	Total Assets in Accounts Managed (in billions)	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Other Registered Investment Companies	4	$36.3	0	0
Other Pooled Investment Vehicles	1	$0.1	0	0
Other Accounts	24	$11.7	0	0

Mitchell J. Milias

Category of Account	Total Number of Accounts Managed	Total Assets in Accounts Managed (in billions)	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Other Registered Investment Companies	3	$28.3	0	0
Other Pooled Investment Vehicles	0	$0	0	0
Other Accounts	24	$11.7	0	0

Theo A. Kolokotrones

Category of Account	Total Number of Accounts Managed	Total Assets in Accounts Managed (in billions)	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Other Registered Investment Companies	4	$36.3	0	0
Other Pooled Investment Vehicles	1	$0.1	0	0
Other Accounts	24	$11.7	0	0

Joel P. Fried

Category of Account	Total Number of Accounts Managed	Total Assets in Accounts Managed (in billions)	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Other Registered Investment Companies	4	$36.3	0	0
Other Pooled Investment Vehicles	1	$0.1	0	0
Other Accounts	24	$11.7	0	0

Alfred W. Mordecai

Category of Account	Total Number of Accounts Managed	Total Assets in Accounts Managed (in billions)	Number of Accounts for which Advisory Fee is Based on Performance	Assets in Accounts for which Advisory Fee is Based on Performance
Other Registered Investment Companies	4	$36.3	0	0
Other Pooled Investment Vehicles	1	$0.1	0	0
Other Accounts	24	$11.7	0	0

15.	With respect to the Conflicts of Interest, please describe the conflicts that may arise prior to description of the policies.

Response 12: The Registrant has revised the first paragraph of such section to read in full, as follows:

“PRIMECAP Management employs a multi-manager approach to managing its clients’ portfolios. In addition to mutual funds, the manager may also manage separate accounts for institutional clients. Conflicts of interest may arise with aggregation or allocation of securities trades amongst the Funds and other accounts. The investment objectives of the Funds and the strategies used to manage the Funds may differ from other accounts, and the performance may be impacted as well. Portfolio managers who have day-to-day management responsibilities with respect to more than one Fund or other account may be presented with several potential or actual conflicts of interest. For example, the management of multiple Funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of each Fund and/or other account. If a portfolio manager identifies a limited investment opportunity which may be suitable for more than one Fund or other account, a Fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible Funds and other accounts managed by the portfolio managers.”

Portfolio Holdings

16.	With regard to the ongoing business arrangements paragraph, ensure that each named entity is defined earlier in the SAI.

Response 16: The Registrant has made the requested change.

If you have additional questions, please do not hesitate to contact me at (626) 577-1741.

Sincerely,

/s/ Baltej Kochar

Baltej Kochar, Vice President
PRIMECAP Odyssey Funds Trust